Emo Capital, Corp.

10409 Pacific Palisades Ave

Las Vegas, NV 89144

May 10, 2023

REQUEST FOR QUALIFICATION

Mr. Benjamin Richie

Ms. Jane Park

Re:	Emo Capital, Corp. Form 1-A POS
Post-Qualification Amendment No. 1 filed May 3, 2023
Request for Qualification
File No. 024-12169

Dear Mr. Richie and Ms. Park:

On behalf of Emo Capital, Corp. (the “Company”), I hereby request qualification of the above-referenced Post-Qualification Amendment No. 1 at 9 a.m., Eastern Time, on Friday, May 12, 2023, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Very Truly Yours,

/s/ J. Adam Guo

J. Adam Guo

President/CEO

Emo Capital, Corp.